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FROM: Pitts, Patrice
SENT: Monday, September 19, 2011 7:05 PM
TO: 'Oh, Min S.'
SUBJECT: Courtesy Copies--FMLI Class VA

I have attached for your convenience, courtesy copies of the responses to the SEC staff's comments on the initial registration statement filed on Form N-4 for First MetLife Investors Variable Annuity Account One (File Nos. 333-176691 and 811-08306) and pages from the prospectus and statement of additional information from that registration statement that are marked to show changes to the disclosure made in response to those SEC staff comments (and to make other editorial changes). The attachments will be filed as EDGAR Correspondence.

PATRICE M. PITTS | COUNSEL

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com

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be imposed under the Internal Revenue Code or any other applicable tax law, or
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14434065_2.DOC

Class VA Marked Pages.pdf